

December 13, 2013

Via E-mail
Mr. Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel

> **Re:** **Radware Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-30324**

Dear Mr. Zisapel:

　　We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Notes To Consolidated Financial Statements

Note 2. Significant Accounting Policies

e. Bank deposits, page F-13

1.　　Tell us what consideration you gave to including the disclosures required by ASC 320-10-50 for your bank deposits, including the geographic and credit concentrations of these investments, and the contractual maturities.

Note 3 Marketable Securities, page F-23

2.   Tell us what consideration you gave to disclosing the geographic and credit concentration of your marketable securities as required by ASC 320-10-50.

Note 12. Taxes on Income, page F-35

3.   We note your disclosure on page F-29 that following the audits of the Company's tax returns, the Israeli Tax Authority demanded payment of $4.3 million, $4.2 million, $6.8 million, and $2.2 million for 2004, 2005, 2006 and 2008, respectively. Please clarify whether you have recorded any unrecognized tax benefits relating to these positions, and the factors you considered in making this determination. Further, please clarify whether it is reasonably possible that the total amount of unrecognized tax benefits relating to these positions will significantly increase or decrease within 12 months, and what consideration you gave to providing an estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made. We refer you to ASC 740-10-50-15.d. Tell us the factors you considered in forming your conclusion.

4.   We note your disclosure that ASC 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable, and that such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. We also note your disclosure that the net change in valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital. Please clarify your accounting for excess tax benefits and whether you have recognized any deferred tax assets relating to these benefits. We further note that your income tax rate reconciliation includes a benefit of $1.368 million relating to "utilization of tax losses and deferred taxes for which a valuation allowance was provided," which appears to equal the change in valuation allowance. Please clarify the source of the income tax benefits realized, considering your disclosure that the change in valuation allowance primarily relates to stock option benefits which were accounted for as a credit to additional paid in capital. Tell us what consideration you gave to clarifying your disclosures.

5.   We note that you disclose that <u>all</u> net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. However, you also disclose that the U.S. subsidiary has a federal loss carry forward of approximately $18.5 million, and an amount of $12 million of the net operating loss carry-forward relates to excess tax deductions from stock options. Please reconcile these statements.

6.   We note that your "Approved and Privileged Enterprise" status increased your income tax expense by $2.2 million for the year ended December 31, 2011, and reduced your income tax expense by $6.1 million for the year ended December 31, 2012. Please clarify the reason for the significant change and how these adjustments are consistent with your

disclosures regarding the tax rates currently applicable to your business in Israel. Tell us what consideration you gave to disclosing the reason for the change, as well as the factors that are expected to impact these adjustments in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief